UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

VARSITY GROUP INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

922300 10 8

(CUSIP Number)

Eric J. Kuhn

c/o Varsity Group Inc.

1300 19th Street NW,

8th Floor

Washington, D.C. 20036

(202) 667-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Eric J. Kuhn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

1,203,383(1)
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

1,203,383(1)
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,203,383(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%– See Item 5 of this Schedule 13D
14	TYPE OF REPORTING PERSON

IN

(1)	Includes options to acquire 1,203,383 shares of Common Stock, all of which are presently exercisable,

(2)	Percentage calculated based on 18,378,951 shares of Common Stock outstanding, which (a) is based on the most recent information available to the Reporting Person regarding shares outstanding and (b) assumes exercise by the Reporting Person of options to acquire 1,203,383 shares of Common Stock.

Item 1. Security and Issuer

Item 1 of the Schedule 13D/A filed by Eric J. Kuhn (the “Reporting Person”) on February 25, 2002 (the “13D/A”) is hereby amended to include the following description:

The principal executive offices of Varsity Group Inc. (the “Issuer”) are located at 1300 19th Street NW, 8th Floor, Washington, D.C. 20036.

Item 2. Identity and Background

Subsections (b) and (c) of Item 2 of the Schedule 13D/A are hereby amended and restated in their entirety to include the following description:

(b) The business address of the Reporting Person is 1300 19th Street NW, 8th Floor, Washington, D.C. 20036.

(c) The Reporting Person is the Chairman of the Board of Directors of the Issuer. The Reporting Person’s business address is set forth in Item 2(b).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D/A is hereby amended to include the following description:

The Reporting Person acquired the Common Stock of Varsity Group Inc., Par Value $0.0001 per share (the “Common Stock”) that gave rise to the obligation to file this statement through the ordinary course vesting of options for shares of Common Stock granted in the course of his employment and, in each case that comprised a portion of the Reporting Person’s overall compensation. Exercises of options to purchase shares of Common Stock were effected by the Reporting Person using his personal funds.

The Reporting Person disposed of the shares of Common Stock that were previously reported as being beneficially owned by him in sale transactions (i) effected under Rule 144 of the Securities Act of 1933, and (ii) pursuant to an effective registration statement filed on Form S-3 pursuant to the Securities Act of 1933.

Between November 4, 2003 and December 7, 2005, the Reporting Person sold a total of 538,997 shares of Common Stock in open market and privately negotiated transactions. Between November 4, 2003 and December 7, 2005, the Reporting Person was granted a total of 750,000 options to purchase Common Stock. All such options are presently exercisable.

On May 19, 2006, the Reporting Person sold 428,000 shares of Common Stock for a sale price of $4.25 per share in a sale transaction effected under Rule 144 of the Securities Act of 1933.

On June 1, 2006, the Reporting Person sold 890,934 shares of Common Stock at a sale price of $4.25 per share, in an open market transaction effected under an effective registration statement filed on Form S-3 pursuant to the Securities Act of 1933. Immediately prior to such transaction, the Reporting Person exercised options to purchase 138,052 shares of Common Stock at an exercise price of $0.30 per share, and exercised options to purchase 200,000 shares of Common Stock at an exercise price of $0.60 per share.

On June 1, 2006, the Reporting Person sold 306,837 shares of stock at a sale price of $4.30 per share, in an open market transaction effected under an effective registration statement filed on Form S-3 pursuant to the Securities Act of 1933.

Item 4. Purpose of the Transaction.

The disclosure in this Item 4 amends and supplements Item 4 of the 13D/A of the Reporting Person with respect to shares of Common Stock.

The Reporting Person acquired the Common Stock covered by this statement through the ordinary course vesting of options for shares of Common Stock granted in the course of his employment and, in each case that comprised a portion of the Reporting Person’s overall compensation.

The Reporting Person disposed of the shares of Common Stock that were previously reported as being beneficially owned by him in sale transactions (i) effected on the open market, (ii) effected under Rule 144 of the Securities Act of 1933, and (iii) pursuant to an effective registration statement filed on Form S-3 pursuant to the Securities Act of 1933.

From time to time following the date hereof, the Reporting Person may purchase or dispose of additional securities in open market transactions, in privately negotiated transactions or otherwise.

Item 5. Interest in Securities of the Issuer.

The disclosure in this Item 5 amends and supplements Item 5 of the 13D/A of the Reporting Person with respect to shares of Common Stock.

(a) The Reporting Person beneficially owns 1,203,383 shares, or 6.6% of the Common Stock. The number of shares beneficially owned include options to acquire 1,203,383 shares of Common Stock without regard to when such options became or will become exercisable. The percentage of ownership is calculated using 18,378,951 shares of Common Stock outstanding, which (a) is based on the most recent information available to the Reporting Person and (b) assumes exercise by the Reporting Person of all of the options described in this Item 5.

(b) The Reporting Person has the sole power to vote or to direct the vote of all shares of Common Stock covered by this Schedule 13D.

(c) The Reporting Person effected the following transactions involving the Common Stock in the past 60 days:

On May 19, 2006, the Reporting Person sold 428,000 shares of Common Stock for a sale price of $4.25 per share in a sale transaction effected under Rule 144 of the Securities Act of 1933.

On June 1, 2006, the Reporting Person sold 890,934 shares of Common Stock at a sale price of $4.25 per share, in an open market transaction effected under to an effective registration statement filed on Form S-3 pursuant to the Securities Act of 1933. Immediately prior to such transaction, the Reporting Person exercised options to purchase 138,052 shares of Common Stock at an exercise price of $0.30 per share, and exercised options to purchase 200,000 shares of Common Stock at an exercise price of $0.60 per share.

On June 1, 2006, the Reporting Person sold 306,837 shares of stock at a sale price of $4.30 per share, in an open market transaction effected under to an effective registration statement filed on Form S-3 pursuant to the Securities Act of 1933.

(d) The Reporting Person has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the shares of Common Stock covered by this Schedule 13D.

(e) Nothing to Report.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2006

/s/ Eric J. Kuhn
Eric J. Kuhn